UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

American Locker Group Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

027284108

(CUSIP Number)

Paul B. Luber

155 East Main Street

Lomira, Wisconsin  53048

(920) 269-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D

CUSIP No. 027284108		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON Paul B. Luber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 167,237
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,237
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,237
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14		TYPE OF REPORTING PERSON IN

SC 13D

CUSIP No. 027284108	Page 3 of 5 Pages

Explanatory Note: Since the last amendment to Schedule 13D was filed in September 2012, Mr. Luber has acquired beneficial ownership of additional securities representing more than one percent of the common stock of American Locker Group Incorporated.

Item 1.

Security and Issuer

This statement relates to the common stock, $1.00 par value (the “Common Stock”), of American Locker Group Incorporated, a Delaware corporation (the “Company”), whose principal executive offices are located at 2701 Regent Blvd., Suite 200 DFW Airport, Texas, 75261.

Item 2.

Identity and Background

(a) - (c)

This statement is being filed by Paul B. Luber.  Mr. Luber is the President and Chief Executive Officer of The Jor-Mac Company, Inc., a contract manufacturer of metal fabrications and related assemblies.  The principal business address of Mr. Luber and The Jor-Mac Company, Inc. is 155 East Main Street, Lomira, Wisconsin  53048.  At times since December 1, 2008, Mr. Luber has also beneficially owned shares of Common Stock through LF Holdings LLP, a family limited partnership (the “Partnership”), for which Mr. Luber serves as Managing Partner.

(d) & (e)

During the past five years, Mr. Luber has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Luber is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Luber may be deemed to be the beneficial owner of 167,237 shares of Common Stock, of which all 167,237 shares of Common Stock are held by Mr. Luber personally.   The shares of Common Stock held by Mr. Luber were acquired with personal funds and as stock grants in lieu of director fees at a total cost of $46,857.59 since December 6, 2007.

Item 4.

Purpose of Transaction

Mr. Luber acquired the shares of Common Stock, including those previously held by the Partnership, for investment purposes and intends to review his investment in the Company on a continuing basis.  From time to time, Mr. Luber’s review of his investment in the Company may result in a change of Mr. Luber’s investment intent.  Except as described in this Item 4, Mr. Luber does not currently have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4, of Schedule 13D.

Mr. Luber joined the board of directors of the Company on February 11, 2010.  Mr. Luber reserves all rights with respect to any future plans or proposals.

Item 5.

Interest in Securities of the Issuer

(a)

See cover sheets.

(b)

See cover sheets.

(c)

Mr. Luber engaged in the following transactions in shares of Common Stock since July 1, 2013.  As of that time, Mr. Luber directly owned 129,337 shares.

Date of	Common Stock Owned	Beneficial
Award /

CUSIP No. 027284108	Page 4 of 5 Pages

Transaction	# of Shares	Price	Purchased / Sold	Amount Owned	Ownership
8/19/2013	2,000	$1.75	P	131,337	D
8/20/2013	900	$1.79	P	132,237	D
8/20/2013	20,000	$1.82	P	152,237	D
8/20/2013	15,000	$1.82	P	167,237	D

P

Purchase

D

Direct ownership

All of the transactions listed above were conducted in the open market.

(d)

Not applicable.

(e)

Not applicable.

SC 13D

CUSIP No. 027284108	Page 5 of 5 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Luber and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2013

/s/ Paul B. Luber

         Paul B. Luber

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